04012056

24 December 2003

04 JAN 13 AM 7:21

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3342
Issuer : Lion Industries Corporation Berhad (formerly known as Lion Land Berhad)

We enclose herewith a copy of the General Announcement dated 23 December 2003, Re: Lion Industries Corporation Berhad ("LICB") - Proposed variation of: 1) Redemption date of the zero-coupon redeemable secured RM denominated bonds; and 2) Repayment date of the zero-coupon redeemable secured USD denominated consolidated and rescheduled debts; issued by the LICB Group pursuant to the corporate and debt restructuring exercise of the LICB Group for filing pursuant to exemption No. 82-3342 granted to Lion Industries Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any queries.

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

Yours faithfully
LION INDUSTRIES CORPORATION BERHAD
(formerly known as Lion Land Berhad)

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

dlw 1/13

Form Version 2.0

General Announcement

Ownership transfer to LION INDUSTRIES CORPORATION on 23-12-2003 05:27:33 PM
Reference No LI-031223-3F347

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: **Lion Industries Corporation Berhad (Formerly known as Lion Land Berhad)**
*	Stock name	: **LIONIND**
*	Stock code	: **4235**
*	Contact person	: **Wong Phooi Lin**
*	Designation	: **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

LION INDUSTRIES CORPORATION BERHAD ("LICB")
PROPOSED VARIATION OF:
1. REDEMPTION DATE OF THE ZERO-COUPON REDEEMABLE SECURED RM DENOMINATED BONDS ("BONDS"); AND
2. REPAYMENT DATE OF THE ZERO-COUPON REDEEMABLE SECURED USD DENOMINATED CONSOLIDATED AND RESCHEDULED DEBTS ("SPV DEBTS");
ISSUED BY THE LICB GROUP PURSUANT TO THE CORPORATE AND DEBT RESTRUCTURING EXERCISE OF THE LICB GROUP ("LLB SCHEME")

* **Contents :-**

1. INTRODUCTION

Reference is made to the announcement of 19 March 2003 made by LICB regarding, *inter alia*, the issuance of the Bonds, SPV Debts and the new ordinary shares by the LICB Group to the LLB Scheme Creditors.

The global economy for the year 2003 was adversely affected by the war in Iraq and the outbreak of the Severe Acute Respiratory Syndrome, thereby affecting consumer and business sentiments in the regional economies. Against the backdrop of concerns of the possibility of the weakening of the global economy, there was limited scope of possible buyers for the assets of LICB under the divestment programme of the LLB Scheme. This in turn had affected LICB's repayment obligations to the holders of the Bonds ("Bondholders") and holders of the SPV Debts ("SPV Debt Holders").

In the light of the aforesaid, the Board of Director of LICB wishes to announce that the LICB Group had issued notices of meetings dated 22 December 2003 to the Bondholders and SPV Debt Holders to seek, inter alia, the indulgence and approval of the relevant Bondholders and relevant SPV Debt Holders to vary the redemption date for the Bonds ("Redemption Date") and the scheduled date for the repayment of the SPV Debts ("Repayment Date") of 31 December 2003 and 31 December 2004 ("Proposed Variation"). With the Proposed Variation, the management of LICB anticipates that it will be better placed to negotiate better prices for the assets which are proposed to be disposed in anticipation of improving domestic and world economic outlook.

LION INDUSTRIES CORPORATION BERHAD (415-D)
(formerly known as LION LAND BERHAD)

Secretary

23 DEC 2003

2. DETAILS OF THE PROPOSED VARIATION

The Proposed Variation involves the variation of the Redemption Date and the Repayment Date of 31 December 2003 and 31 December 2004 to the proposed redemption dates of 31 March 2004, 31 December 2004 and 31 December 2005 ("Proposed Redemption Dates") and the proposed repayment dates of 31 March 2004, 31 December 2004 and 31 December 2005 ("Proposed Repayment Dates") at the respective redemption/repayment amounts ("Proposed Redemption Amount" and "Proposed Repayment Amount" respectively) as set out in Table I-Bonds and Table II-SPV Debts.

It is proposed that interest shall be paid for the delay in payment at 1% above the issue YTM rate for the Bonds/SPV Debts per annum, calculated on such portion of the Redemption Amount/Repayment Amount which is delayed from (and including) the original Redemption Date/Repayment Date up to the Proposed Redemption Dates/Proposed Repayment Dates (excluding the day upon which payment is made), details of which are set out in Table III-Bonds and Table IV-SPV Debts.

The aforesaid interest shall be paid together with the payment of the Proposed Redemption Amount/Proposed Repayment Amount on the Proposed Redemption Dates/Proposed Repayment Dates.

3. APPROVALS FOR THE PROPOSED VARIATION

The Proposed Variation requires the approval from:

3.1 the Securities Commission ("SC");
3.2 Bondholders and SPV Debt Holders at the respective meetings to be convened; and
3.3 Bank Negara Malaysia ("BNM"), in respect of the SPV Debts.

Applications to the SC and BNM to seek the requisite approvals will be submitted after receipt of approvals of the Bondholders and SPV Debt Holders at the respective meetings to be convened for the Proposed Variation.

The Meetings of the Bondholders and the SPV Debt Holders are scheduled to be held on 12 January 2004.

Unless the context otherwise requires, terms and references defined in the Circular to Shareholders dated 9 January 2003 in respect of the LLB Scheme shall have the same meaning when used herein.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

Table I-Bonds

Category	Redemption Date and Redemption Amount (RM)		Proposed Redemption Dates and Proposed Redemption Amount (RM)	
Class A	31 December 2003	69,659,369	31 December 2003	3,000,000*
			31 March 2004	26,340,000
			31 December 2004	40,319,369
Class B	31 December 2003	82,558,653	31 March 2004	6,436,722
			31 December 2004	58,414,817
			31 December 2005	17,707,114
	31 December 2004	43,476,662	31 December 2005	43,476,662

the sum represents the net rental proce[illegible] Parade which will be used by LICB on 31 December 2003 for part redemption of the Class A Bonds held by the relevant secured party which has a first ranking priority security interest over Klang Parade.

Table II-SPV Debts

Category	Repayment Date and Repayment Amount (USD)		Proposed Repayment Dates and Proposed Repayment Amount (USD)	
Class B (a)	31 December 2003	2,671,769	31 March 2004	208,306
			31 December 2004	1,890,424
			31 December 2005	573,039
Class B (b)	31 December 2003	1,635,140	31 March 2004	127,484
			31 December 2004	1,156,952
			31 December 2005	350,704
Class B (c)	31 December 2003	3,602,390	31 March 2004	280,862
			31 December 2004	2,548,890
			31 December 2005	772,638
Class B (a)	31 December 2004	1,406,955	31 December 2005	1,406,955
Class B (b)	31 December 2004	861,090	31 December 2005	861,090
Class B (c)	31 December 2004	1,897,074	31 December 2005	1,897,074

Table III-Bonds

Category	**(A)** **Issue YTM rate per annum (%) under the LLB Scheme**	**(B)** **Late Payment Rate Per annum (%) for the delay**	**(A)+ (B) = (C)** **Applicable interest per annum (%) for the Proposed Variation**
Class A	6.0%	1.0%	7.0%
Class B	5.75%	1.0%	6.75%

LION INDUSTRIES CORPORATION BERHAD (415-D)
(formerly known as LION LAND BERHAD)

....
Secretary

23 DEC 2003

Table IV-SE...

Category	(A) Issue YTM rate per annum (%) under the LLB Scheme	(B) Late Payment Rate per annum (%) for the delay	(A)+ (B) = (C) Applicable interest per annum (%) for the Proposed Variation
Class B	5.0%	1.0%	6.0%

LION INDUSTRIES CORPORATION BERHAD (415-D)
(formerly known as LION LAND BERHAD)

Secretary

23 DEC 2003

Table IV-SPV Debts

Category	(A) Issue YTM rate per annum (%) under the LLB Scheme	(B) Late Payment Rate per annum (%) for the delay	(A)+ (B) = (C) Applicable interest per annum (%) for the Proposed Variation
Class B	5.0%	1.0%	6.0%

LION INDUSTRIES CORPORATION BERHAD (415-D)
(formerly known as LION LAND BERHAD)

Secretary

23 DEC 2003